Exhibit 99.1

April 1, 2016

These security holder materials are sent to registered and non-registered owners of shares. If you are a non-registered owner of shares, and have received these documents from the issuer or its agent, your name, address and information concerning the securities you hold were obtained from the intermediary who holds these securities for your account in accordance with securities regulations.

By choosing to send these materials directly to you, the issuer (and not the intermediary who holds the securities for your account) assumes the responsibility of i) sending you these documents and ii) executing your voting instructions. Please return your voting instructions to the recipient indicated on the voting instruction form.

RICHMONT MINES INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General Meeting of the shareholders of Richmont Mines Inc. (the “Corporation”) will be held in Jean Beliveau AB room, at the Courtyard Marriott Hotel, located at 380 Rene Levesque West Boul., in Montreal, Quebec, on Thursday, May 12, 2016 at 10:30 a.m. (EST) for the purposes of:

1°	receiving the annual report and the consolidated financial statements of the Corporation for the financial year ended December 31, 2015 and the auditors’ report thereon;

2°	electing the directors of the Corporation;

3°	appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4°	transacting such other business as may be properly brought before the meeting.

The enclosed Management Information Circular contains additional information on the matters that will be discussed at the meeting and forms an integral part of this notice.

Only registered shareholders at the close of business on March 30, 2016 will receive a Notice of the Annual General Meeting of shareholders and will be entitled to vote, in person or by proxy, at the meeting.

By order of the Board of Directors

Montreal, Quebec	Mélissa Tardif
April 1, 2016	Secretary

IMPORTANT

As the objective is to have the greatest possible number of shares represented and voted at the Annual General Meeting, shareholders must vote their proxy by mail, fax, internet or telephone in order for it to be received by the deadline. Proxies must be received before 5:00 p.m. (EST) on May 10, 2016. Please refer to the enclosed Management Information Circular for additional details.

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RICHMONT MINES INC.

MANAGEMENT INFORMATION CIRCULAR

1.	INFORMATION REGARDING THE VOTING OF RICHMONT MINES SHARES

Registered Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15 digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 732-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your proxy.

Canadian Non-Objecting Beneficial Richmont Mines Shareholders

Mail:	Computershare Investor Services Inc., Attention of Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1; or

Fax:	Computershare Investor Services Inc.: 416 263-9524 or toll free 1 866 249-7775; or

Online:	Visit www.investorvote.com and enter your 15 digit control number located at the bottom left hand corner of your proxy; or

Phone:	Call 1 866 734-VOTE (8683) and cast your vote over the telephone by quoting your 15 digit control number located at the bottom left hand corner of your proxy.

Canadian Objecting Beneficial Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 474-7493 and enter your 12 digit control number provided in the Voting Instruction Form.

U.S. Richmont Mines Shareholders

Visit www.proxyvote.com or call 1 800 454-8683 and enter your 12 digit control number provided in the Voting Instruction Form.

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2.	SOLICITATION OF PROXIES

This circular is furnished in connection with the solicitation of proxies by the management of Richmont Mines Inc. (the “Corporation” or “Richmont Mines”) for use at the Corporation’s Annual General Meeting of shareholders (the “Meeting”), scheduled to be held on May 12, 2016 at 10:30 a.m. EST at the place and for the purposes set forth in the accompanying notice of meeting (the “Notice”), or at any adjournment thereof. Unless otherwise indicated, the information contained herein is given as of March 30, 2016. All amounts stated herein are in Canadian Dollars.

The Corporation will bear the cost of soliciting proxies. Proxies may be solicited by mail, and the directors, officers or regular employees of the Corporation may solicit proxies personally, by telephone or by other electronic means of communication. None of these individuals will receive additional compensation for such efforts. The Corporation reserves the right to employ third parties to solicit proxies in like fashion for reasonable remuneration. The Corporation will reimburse banks, brokerage firms, and other custodians, intermediaries and trustees for their reasonable expenses incurred in sending proxy material to beneficial owners of shares and requesting authority to execute proxies.

3.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors of the Corporation. Each shareholder has the right to appoint a person (who needs not be a shareholder of the Corporation) other than the persons whose names appear as proxy in the proxy form, to represent him at the Meeting. For that purpose, the shareholder must strike out the names put forward by management in the accompanying proxy form, and clearly insert the name of the person chosen in the blank space provided.

To be valid, a proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney authorized in writing. The proxy, to be acted upon, must be deposited with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the second business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A shareholder may revoke a proxy at any time prior to its use in any manner permitted by law, including by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or in the case of a corporation, by an officer or attorney authorized in writing. This instrument must be deposited either with Computershare Investor Services Inc., located at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, no later than 5:00 p.m. (EST) on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

4.	USE OF THE PROXIES

The persons named in the accompanying proxy form will ensure that the shares are voted in accordance with the instructions of the shareholders appointing them. In the absence of such instructions, proxies will be voted FOR the matters identified as items 2 and 3, of the attached notice of Meeting.

A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

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The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or changes to all matters identified in the Notice or other matters which may be properly brought before the Meeting. Should any amendment, change, or other matter be properly brought before the Meeting, the persons named in the enclosed proxy form will vote on such matter in accordance with their best judgment.

5.	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, no proposed nominee for election to the Board of Directors and no associate or affiliate of any such person has any material interest, direct or indirect, in any matter to be acted upon at the Meeting.

6.	VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The directors of the Corporation have set the close of business on March 30, 2016, as the record date for the determination of the shareholders entitled to receive notice of the Meeting, and the date to vote thereat. All holders of at least one common share of the Corporation as of that date will have the right to vote at the Meeting.

Under the Corporation’s by-laws, the quorum at any shareholders meeting is two shareholders present in person who hold or represent by proxy not less than 10% of the shares issued by the Corporation and entitled to vote at the Meeting.

The election of the nominees for director positions, the appointment of the auditors and authorization to fix their remuneration, will each be determined by the majority of the votes cast at the meeting by proxy or in person.

As of March 30, 2016, 58,648,026 common shares of the Corporation were issued and outstanding, each giving the right to one vote at the Meeting. To the knowledge of the directors and executive officers of the Corporation as of March 30, 2016, there is no beneficial owner, directly or indirectly, or person exercising control or direction over, 10% or more of the issued and outstanding common shares of the Corporation.

7.	ELECTION OF DIRECTORS

Pursuant to its articles of incorporation, the business of the Corporation is managed by a Board of Directors composed of a minimum of three and a maximum of eleven directors. The term of office of each director elected at the Meeting shall end at the date of the next annual meeting following his election or nomination, or at the date of the election or nomination of his successor, unless he resigns or his office becomes vacant by reason of death or any other cause in accordance with the by-laws of the Corporation.

All of the proposed nominees have served continuously as director of the Corporation since their appointment or first election in such capacity.

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The following table presents information regarding each member of the Board of Directors of the Corporation.

Information on the Nominees for Election as Director

	René Marion	Age: 53	Independent
	Toronto, Ontario	2015 Voting Results:	Director since
		96.31%	November 2013
Mr. Marion brings over 30 years of industry experience to Richmont Mines Board, including as past President and Chief Executive Officer of Aurico Gold from 2007 through 2012, and in a variety of roles with increasing responsibility at Barrick Gold Inc. from 1995 through 2007. He is currently the President and Chairman of RJLM Professional Engineers of Ontario, and the Ontario Society of Professional Engineers.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2015
40,000 shares 33,334 options 11,000 RSUs(1) 27,000 DSUs(2)	Chairman of the Board Chair of the Corporate Governance and Nominating Committee Chair of the Technical and Corporate Responsibility Committee		100%
Principal Occupation	Other Public Board Directorships
Corporate Director	Guyana Goldfields Inc. Continental Gold Inc.

Notes:

1)	RSUs = Restricted Share Units
2)	DSUs = Deferred Share Units

	Greg Chamandy	Age: 57	Not-Independent
	Montreal, Quebec	2015 Voting Results:	Director since
		63.74%	December 2009
Mr. Chamandy is the co-founder of Gildan Activewear Inc. He held the position of Chairman and Chief Executive Officer of Gildan from its inception in 1984, until retiring in 2004. During his tenure, Gildan grew from a simple textile manufacturer into a sophisticated vertically integrated apparel manufacturing firm, while its market capitalization grew from $30 million at the time of its initial public offering in 1998, to over $830 million in 2004. He subsequently became the Chairman and co-owner of Europe's Best, a large North American firm selling frozen fruit, which was sold to JM Smucker in 2008. He is currently the Chairman of Oxbridge Group Inc. and Liquid Nutrition Group Inc.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2015
5,016,363 shares(1) 542,000 options 14,000 RSUs 47,000 DSUs	Member of the Board Chair of the Technical and Corporate Responsibility Committee		93%
Principal occupation	Other Public Board Directorships
Business executive	Liquid Nutrition Group Inc.
1)

Of this number, 961,805 common shares are held directly by Mr. Chamandy. The remaining 4,020,854 and 33,704 common shares are held by Oxbridge Group Inc., an entity ultimately controlled by Mr. Chamandy and Ms. Chantal Condoroussis, Mr. Chamandy’s spouse.

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	Elaine Ellingham	Age: 57	Independent
	Toronto, Ontario	2015 Voting Results:	Director since
		61.77%	February 2010
Ms. Ellingham is a professional geoscientist with over 25 years of experience in the mining industry. Ms. Ellingham acted as Richmont's interim President and Chief Executive Officer from July 2014 to November 2014. She is a Management Consultant providing geological and advisory services to international clients. She spent 8 years with the Toronto Stock Exchange, from 1997 to 2005, in a number of capacities including National Leader of Mining, and served on the TSX Stock Listings Committee. She has a range of experience in mineral exploration, corporate development and investor relations for mining companies including IAMGOLD Corporation, Campbell Resources Inc., Rio Algom Exploration Inc. and St Joe Canada Inc.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2014
34,196 shares 225,000 options 11,000 RSUs 18,000 DSUs	Chair of the Human Resources and Compensation Committee Member of the Audit Committee Member of the Corporate Governance and Nominating Committee Member of the Technical and Corporate Responsibility Committee		100%
Principal occupation	Other Public Board Directorships
Geologist, President of Ellingham Consulting Ltd.	Wallbridge Mining Company Ltd Aurania Resources Ltd.		Williams Creek Gold Limited

	Renaud Adams	Age: 46	Not Independent
	Oakville, Ontario	2015 Voting Results:	Director since
		67.21%	November 2014
Mr. Adams is the President and Chief Executive Officer (the “CEO”) of Richmont Mines. Mr. Adams has 20 years of mining experience, and served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, he served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. He holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2015
70,000 shares 800,000 options 86,000 RSUs	Member of the Board		100%
Principal Occupation	Other Public Board Directorships
CEO of Richmont Mines Inc.	None.

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	Peter Barnes	Age: 59	Independent
	Vancouver, British	2015 Voting Results:	Director since
	Columbia	n/a	February 2016
Peter Barnes, FCA, D.Sc (Econ)., ICD.D - Mr. Barnes has over 25 years of senior management experience and was co-founder of Silver Wheaton Corp. in 2004 and Chief Executive Officer from 2006 to 2011. Mr. Barnes was Executive Vice President and Chief Financial Officer of Goldcorp Inc. from 2005 to 2006. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute's Board of Directors from 2009 to 2011. In 2010, Mr. Barnes was honored with the Ernst & Young Entrepreneur of the Year Special Citation Award for Innovative Global Strategies, along with the Pacific region award for Mining and Metals.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2015
7,100 shares 100,000 options 10,000 RSUs	Member of the Board Member of the Human Resources and Compensation Committee Member of the Audit Committee		n/a
Principal Occupation	Other Public Board Directorships
Corporate Director	Mag Silver Corp.		.
1)	Mr. Barnes was appointed as a director of the Corporation on February 24, 2016

	Michael Pesner	Age: 73	Independent
	Montreal, Quebec	2015 Voting Results:	Director since
		89.06%	November 2010
Mr. Pesner is President of Hermitage Canada Finance Inc., a company that specializes in financial advisory and consulting services. Previously, he was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney.
Value of At-Risk Investment	Board/Committee Memberships		Attendance at Meetings during 2015
10,000 shares 153,000 options 11,000 RSUs 18,000 DSUs	Member of the Board Chair of the Audit Committee Member of the Human Resources and Compensation Committee Member of the Corporate Governance and Nominating Committee		100%
Principal Occupation	Other Public Board Directorships
CPA, CA, President of Hermitage Canada Finance Inc.	Alexandria Minerals Corp. Le Château Inc. Quest Rare Minerals Ltd.		Wi2Wi2 Corporation

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The persons whose names are printed on the enclosed proxy form intend to vote at the Meeting FOR the election of the nominees, whose names are set forth above, to the Board of Directors, unless the shareholder signing the proxy has indicated his or her intention to abstain from voting with respect to the election of directors.

Management is not presently aware of any nominees unwilling to serve as a director if elected. However, in the event that any vacancies occur in the slate of nominees submitted herewith prior to the Meeting, the enclosed proxy form confers discretionary authority upon the persons named therein to vote for the election of any other eligible person designated by the Board of Directors of the Corporation, unless instructions have been given to abstain from voting with respect to the election of directors.

Majority Voting

The Board of Directors of the Corporation believes that each of its members should carry the confidence and support of the shareholders. To this end, the directors have unanimously adopted a majority voting policy. This policy requires any nominee for election to the Board of Directors for which the number of shares withheld was greater than the number of shares voted in favor of the nominee to submit his or her resignation promptly after the meeting to the Corporate Governance and Nominating Committee, other than in the context of a contested meeting. A “contested meeting” is defined as a meeting at which the number of directors nominated for election is greater than the number of Board seats available as fixed by the Corporation before the meeting.

The majority voting provisions require that the Board of Directors accept or refuse (but only in exceptional circumstances) a tendered resignation within 90 days of the relevant meeting. The Corporate Governance and Nominating Committee will make a recommendation to the Board of Directors after reviewing the matter and the Board’s decision to accept or reject the resignation will be publicly disclosed. The nominee will not participate in any committee or Board deliberations in considering the resignation. Promptly after the board’s decision, the Corporation will issue a news release communicating the directors’ decision and, if the directors refuse to accept the resignation, the news release will state the reasons. Future nominees for election to the Board of Directors will be asked to subscribe to this statement before their names are put forward.

8.	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)

is, on the date of the Circular, or has been, within ten years prior to this date, a director, chief executive officer or chief financial officer of a corporation (including the Corporation in respect of which the circular is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the corporation access to any exemption under securities legislation, issued:

(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

During July 2015, two putative securities class action lawsuits were filed against Silver Wheaton Corp. (“Silver Wheaton”) in the U.S. District Court for the Central District of California (the “Complaints”).

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On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against Silver Wheaton, Randy Smallwood, President and Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about Silver Wheaton’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the notices of reassessment issued by the Canada Revenue Agency (“CRA”) in respect of the 2005-2010 taxation years. The Amended Complaint does not specify a quantum of damages. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired Silver Wheaton’s securities during an alleged class period of March 30, 2011 to July 6, 2015. Mr. Barnes ceased as an employee of Silver Wheaton in April 2011.

On January 29, 2016, the Defendants filed a motion to dismiss and on March 4, 2016 the plaintiff filed an opposition to the motion to dismiss. A hearing date has been set for May 2016. Silver Wheaton believes the allegations are without merit and intends to vigorously defend against this matter.

(b)

is, on the date of the Circular, or has been, within the last ten years prior to this date, a director or an executive officer of a corporation (including the Corporation in respect of which the circular is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

within the last ten years before the date of the Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Michael Pesner was a director of Prestige Telecom Inc. and he resigned from the Board of Directors on May 25, 2011. Subsequently, in November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Quebec Superior Court ratifying the proposal which had been approved at the meeting of its creditors which took place on March 6, 2012.

No nominee for election as a director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

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9.	COMPENSATION OF DIRECTORS AND OFFICERS

Named Executive Officer of the Corporation

Renaud Adams	President and Chief Executive Officer
Mr. Adams is the President and Chief Executive Officer (the “CEO”) of Richmont Mines since November 17, 2014. Mr. Adams has 20 years of mining experience, and served as President and Chief Operating Officer at Primero Mining Corp. Prior to this, he served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. He holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.

Nicole Veilleux	Vice-President, Finance
Ms. Veilleux has been with Richmont Mines for over 16 years, in positions of increasing responsibility. She is a Chartered Professional Accountant with over 25 years of experience in finance, including as an Auditor for KPMG LLP, and as a Financial Analyst for Norbord Industries Inc. and for le Fonds regional de solidarité de l'Abitibi-Témiscamingue. She joined Richmont Mines initially as Controller, was promoted to Financial Director in March 2006, and fulfilled the role of Chief Financial Officer from this date to November 30, 2012. On September 25, 2014, she was promoted to Vice-President, Finance.

Daniel Adam	Vice-President, Exploration
Mr. Adam obtained a Ph.D in Geology from the University of Nancy in France. He has more than 20 years of experience in production and geological exploration, which include numerous positions of varying responsibility at Selbaie Mines. He joined Richmont Mines in March 2008 as a Senior Exploration Geologist, and now holds the position of Vice-President, Exploration.

Steve Burleton	Vice-President, Business Development
Mr. Burleton has over 18 years of experience in the Canadian investment banking industry having dealt with companies in mining, fertilizers and industrial products. Most recently he was Vice President, Corporate Development for a publicly traded fertilizer producer with operations in Brazil and one of the few junior fertilizer development projects to reach production in recent years. In that role he was responsible for financing, strategic initiatives and investor relations. Previously, Mr. Burleton served as Managing Director of Investment Banking at Wellington West Capital Markets Inc. and at Scotia Capital Inc. Mr. Burleton is a Chartered Financial Analyst (CFA) and holds an MBA from York University.

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Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2015

During the financial year ended December 31, 2015, the Named Executive Officers of the Corporation (identified above (the “NEOs”)) were paid an aggregate remuneration of $3,174,724.

The following information sets forth the remuneration paid for the financial year ended December 31, 2015 by the Corporation and its subsidiaries to the Corporation’s NEOs who have received in return for services rendered to the Corporation or its subsidiaries in any capacity, an aggregate compensation exceeding $150,000 during the latest fiscal year. In March 2012, the Corporation offered an employment agreement to Mr. Daniel Adam, the Vice-President, Exploration, since he is considered to be key personnel. That agreement incorporates a retention payment provided certain conditions are met by the employee, most notably that the employee continues his employment with the Corporation until March 2017. That retention payment of $500,000 would be payable in 2017 either through the issuance of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined based on the market value of the common shares at the time of payment.

Summary Compensation Table of the Named Executive Officers

			Share-	Option-
Name and principal	Fiscal		based	based	Non-equity incentive		Pension	All other	Total
position	year	Salary	awards	awards	plan compensation		Value	compensation	compensation
		($)	($)(1)	($)(2)		($)	($)	($)(3)	($)
					Annual	Long term
					incentive	incentive
					plans	plans
					(Bonus)
H. Greg Chamandy(4) Director and Member of the Board	2015	270,000	-	30,460	-	n/a	-	847,298	1,147,758
	2014	270,000	52,220	259,000	-		-	2,720	583,940
	2013	270,000	-	100,160	-		-	-	370,160
Renaud Adams President and Chief Executive Officer	2015	430,000	-	-	492,264	n/a	21,500	8,843	952,607
	2014	33,080	-	990,560	-		1,655	380	1,025,675

Nicole Veilleux Vice-President, Finance	2015	222,764	-	-	92,997	n/a	11,138	9,486	336,385
	2014	180,230	31,705	156,280	55,000		8,942	9,038	441,195
	2013	180,000	-	25,000	35,000		8,971	9,009	257,980
Daniel Adam Vice-President, Exploration	2015	194,616	-	-	66,015	n/a	9,731	5,607	275,969
	2014	185,380	26,110	83,630	41,250		9,269	5,221	350,860
	2013	181,700	-	25,000	20,000		9,212	4,048	239,960
Steve Burleton(5) Vice-President, Business Development	2015	172,861	-	202,710	76,146	n/a	4,847	5,441	462,005

Notes:

1)	The valuation of the awards of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on December 9, 2014, the day prior to the date of the award.
2)	On February 4, 2015, the Corporation granted 15,000 options to Greg Chamandy, 100,000 options to Steve Burleton on February 19, 2015.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black Scholes model or is based on the value of the services rendered, in accordance with International Financial Reporting Standards. The value determined under Black Scholes corresponds to the fair accounting value established according to the following assumptions:

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	2015	2014	2013
Risk-free rate:	0.7%	1.4%	1.5%
Expected option life:	3.7 years	3.9 years	3.8 years
Volatility:	61%	63%	56%
Expected dividends yield:	0%	0%	0%
3)	The heading “All Other Compensation” includes:
a)	the amount that was paid to each of the senior management for health and life insurance fees, car allowance, parking allowance, professional fees and other fees.
b)	any amount that was paid on January 22, 2016 as termination benefits for Mr. Chamandy. For more details see page 36.
c)

please note that the amount of taxable benefit, associated with the exercising of options, is now presented in the section Aggregated Option Exercised by Named Executive Officers during the Financial Year Ended December 31, 2015 and Financial Year-End Option Values.

4)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.
5)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.

The Corporation had a past compensation practice of granting NEOs and Directors share-based awards at the end of the fiscal year for the corporate and individual performances achieved during the year. Following a decision of the Board of Directors in November 2015, it has been decided to wait until the beginning of the following fiscal year to determine whether share-based awards were to be granted to NEOs and Directors based on the Corporate and individual performances for the previous fiscal year. As a result of such decision, no share-based awards were granted to NEOs and Directors for fiscal year ended December 31, 2015.

Compensation Discussion and Analysis of the Named Executive Officers for the Financial Year Ended December 31, 2015

The compensation package for directors and senior management of the Corporation has been designed to offer these individuals a competitive total compensation level based on the industry comparables, that is in accordance with market conditions, good governance practices, and that will help the Corporation recruit and retain the best candidates. It has also been designed to align the Corporation’s long-term corporate strategy, values and director interests with those of the shareholders:

  Significant amount of the executive and NEOs total compensation is performance-based and “at risk”;

  Cash and equity incentive awards are earned, not guaranteed;

  STIP payouts and Omnibus Long-Term Incentive Plan (the “Omnibus LTIP”) grants are capped to avoid excessive or extreme compensation awards;

  Performance objectives and related compensation for achievement are set to motivate and reward for high performance within the risk profile of the Corporation;

  The Board and Human Resources and Compensation Committee (“HRCC”) has discretion to adjust compensation awards where appropriate;

  Compensation-related risks are regularly reviewed and monitored;

  Performance targets are structured to minimize the impact of changes in the price of gold;

  Existence of an incentive compensation recoupment policy;

  Minimum share ownership requirements for senior executives and directors; and

  The HRCC retains when necessary, an independent advisor.

The cost-effective development of our mining assets has always been at the heart of Richmont Mines’ strategy since beginning commercial production in 1991, and remains central to the Corporation’s vision. Richmont Mines is committed to generating positive cash flows and delivering organic growth, all the while continuing to identify and evaluate potential strategic partnership and acquisition possibilities to expand its pipeline of projects, grow its reserve base and increase its future production profile. The values of the Corporation are family, health & safety, team work and growth.

The HRCC endeavours to ensure that the Corporation’s compensation policies attract and retain highly qualified and experienced executive officers while compensating them according to their personal performance and the overall performance of the Corporation.

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The HRCC makes recommendations to the Board of Directors with regard to the following elements that form the compensation of each of the NEOs of the Corporation:

  base salary;

  annual cash bonus;

  share options; and

  restricted share units.

The HRCC believes that it is appropriate to establish compensation levels based in part on benchmarking against similar companies, both in terms of compensation practices as well as levels of compensation. In this way, the Corporation can gauge whether its compensation is competitive in the marketplace for its talent, as well as ensure that the Corporation’s compensation is reasonable. When making compensation decisions, the HRCC may target at or near median levels of the comparator group when setting compensation levels.

The comparator group is gold mining specific and is comprised of companies that are similar to the Corporation in terms of size, scope and complexity and is what the HRCC believes represents the market for executive talent.

The following table sets out the comparator group for the year ended December 31, 2015. The criteria for choosing the comparator group was as follows:

(i)	Gold companies with operations and/or development projects primarily in Canada and the Americas.

(ii)	Companies of comparable size, as measured in terms of market capitalization.

(iii)	Companies that have a comparable number of projects that are either in production or at an advanced stage in their development.

Comparator Group
Primero Mining Corp.	Kirkland Lake Gold Inc.
Wesdome Gold Mines Ltd	Guyana Goldfields Inc.
Timmins Gold Corp.	Claude Ressources Inc.
Aurico Gold	Klondex Mines Ltd.
Torex Gold Resources Inc.

External Remuneration Consultant

During the fiscal year ended December 31, 2015, the Board of Directors used an independent consulting firm, Korn Ferry to recruit a new Board Director.

The following table sets forth the fees paid to Korn Ferry for their mandate regarding the recruitment of a new Board Director.

	2015	2014
	($)	($)

All other fees paid	88,000	n/a

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The HRCC pre-approved Korn Ferry mandate. The Board of Directors also approved those fees.

During the fiscal year ended December 31, 2014, the Board of Directors used an independent consulting firm, Spencer Stuart to recruit the CEO.

The following table sets forth the fees paid to Spencer Stuart for their mandate regarding the recruitment of the CEO.

	2015	2014
	($)	($)

All other fees paid	n/a	126,900

No fees were paid by the Corporation to Spencer Stuart in 2015.

The HRCC pre-approved Spencer Stuart mandate. The Board of Directors also approved those 2014 fees.

During the fiscal year ended December 31, 2015, the HRCC used an independent consulting firm, PCI Perrault Consulting to assist in the determination of the Board and the Executives compensation including the long term incentives. Based on PCI Perrault Consulting findings, the HRCC provided recommendations to the Board of Directors regarding the Board and Executives compensation including the long term incentives.

The HRCC pre-approved all material PCI Perrault Consulting fees. The Board of Directors also approved those fees.

The following table sets forth the fees paid to PCI Perrault Consulting for their mandate regarding the determination of the Board and Executives compensation including the long term incentives.

	2015	2014
	($)	($)

All other fees paid	33,225	n/a

During the fiscal year ended December 31, 2014, no fees were paid by the Corporation to determine the Board compensation.

Base salary

The base salaries of NEOs are reviewed every year by taking into consideration mainly the competitive market information, but also the level of responsibility specific to the position, the experience, the complexity of work performed and the performance of each of the NEOs as well as the overall financial performance of the Corporation. The base salary is a compensation for the contribution of executives in their role of defining and executing the strategic objectives of the Corporation.

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Cash Bonuses

The opportunity to earn an annual cash bonus represents a short term incentive to the eligible NEOs of the Corporation and aims to encourage each NEOs to attain performance objectives. Actual bonus paid is based on a combination of the overall corporate performance and the NEO’s personal performance, with the relative weighting between the two reflecting the NEO’s position and ability to directly impact corporate performance. For 2015, the Board of Directors established performance goals for the CEO with the help of the HRCC. Bonus objectives of other eligible NEOs are determined mutually between the executives and the CEO, and reviewed by the HRCC.

In determining the annual cash bonus, the members of the HRCC focused on attainment of the annual corporate objectives, the performance of each individual NEO combined with the financial and operational performance of the Corporation. The CEO and the HRCC may, however, exercise discretion to award annual performance based cash incentives if goals have not been met due to unexpected circumstances. For the fiscal year ended December 31, 2015, the HRCC awarded annual cash bonuses to each NEO as set out in the table in the Annual Performance Based Cash Incentives Awarded section below.

Target Levels

The target levels, which apply to the respective eligible NEO’s base salary, based on the seniority of the officer’s position, and his or her industry experience and recognition, are set out below:

		Target Level	Corporate	Personal
Name Executive		(% of Base	Performance	Performance
Officer	Position	Salary)	weight	Weight
Renaud Adams	President and Chief Executive Officer	100%	80%	20%
Nicole Veilleux	Vice-President, Finance	40%	40%	60%
Daniel Adam	Vice-President, Exploration	40%	50%	50%
Steve Burleton	Vice-President, Business Development	40%	50%	50%

The Executive Chairman did not receive a cash bonus for 2015.

Mr. Renaud Adams, the Corporation’s current CEO was appointed November 17, 2014, and his target performance level was not determined for 2014, and as result, no cash bonus was awarded for 2014. The bonus awarded to Mr. Adams for the fiscal year 2015 was prorated over 13.5 months to include the last 1.5 months of 2014 when he first joined the Corporation. The annual performance based cash incentive for Mr. Adams was set at 100% of base salary, weighted as to 80% on corporate performance and 20% on personal performance.

Ms. Nicole Veilleux’s annual performance based cash incentive target was set at 40% of base salary, weighted as 40% on corporate performance and 60% on personal performance.

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Mr. Daniel Adam’s annual performance based cash incentive target was set at 40% of base salary, weighted as 50% on corporate performance and 50% on personal performance. Mr. Adam was on leave for 1.5 months during the year, his annual cash incentive was pro-rated for a period of 10.5 months.

Mr. Steve Burleton joined the Corporation on February 17, 2015. Mr. Burleton’s annual performance based cash incentive target was determined at 40% of the base salary, weighted as 50% on corporate performance and 50% on personal performance. Mr. Burleton annual cash incentive was pro-rated for a period of 10.5 months.

Achievement of Corporate Objectives

The table below provides information regarding the corporate performance measurement categories, metrics, weightings and targets performance goals and actual performance outcomes that was reviewed and approved by the HRCC.

A performance factor of 0% to 150% was applied to each performance metric, therefore executives could earn 0% to 150% of their target for corporate performance on each performance metric. As a result, actual payouts could range from 0%, if a specified threshold performance was not met, to 150% should performance significantly exceed a target threshold.

The Corporation exceeded target performance in certain areas, including production, cash costs per ounce and increased reserves at Island Gold and consequently a factor more than 100% was applied. However, relative share price performance, increase in Island Gold resources and the level of development activities at Island Gold represented areas where performance did not meet target thresholds and factors of less than 100% were applied. Overall corporate performance in relation to pre-established targets resulted in an overall rating of 96%.

Performance Metric	Weight	Score	Weighted Metric Score
Performance factor: Health & Safety and Environmental Performance
20% reduction in total accident frequency	10%	150%	15%
Environmental incidents – based on environmental activities and level of incidents during the year	5%	125%	6%
Performance factor: Operational performance
Achieve targeted production for the year	20%	150%	30%
Achieve targeted cash costs - $/oz sold	15%	109%	16%
Achieve targeted capital expenditures	10%	100%	10%
Achieve development targets at Island Gold: Development targets were a combination of development in metres and costs in $/m for capitalized and operational development	10%	60%	6%
Performance factor: Reserve & Resources at Island Gold
Add 200,000 oz reserves net of depletion at Island Gold	5%	150%	8%
Add 250,000 oz total resources	5%	0%	0%
Performance factor: Share price performance
Outperform peer group by 10%	20%	25%	5%
	100%		96%

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NEO Achievement Factors

Generally, each eligible NEO’s personal achievement factor is based upon their attainment of personal goals approved by the Board of Directors upon the recommendation of the HRCC. Where personal contributions are significant, or where otherwise appropriate, the HRCC has discretion to increase or decrease certain factors, or to award a discretionary amount. For 2015, the HRCC determined the eligible NEOs achievement factors considering recommendations from the CEO.

Mr. Renaud Adams’ personal objectives included relative share price performance, implementation of a strategic global marketing program, completing a financing arrangement, maintaining a minimum liquidity threshold of $50 million at the end of 2015, and implementation of an internal communication and employee engagement program. Mr. Adams personal achievement factor was assessed at 125% on all personal objectives for 2015.

Ms. Nicole Veilleux’s personal objectives included supporting strategic financing programs, consolidation and automation of internal accounting systems, implementation of a departmental communication program and oversight of cost containment initiatives and capital allocation strategies. For 2015, Ms. Veilleux personal achievement factor was assessed at 108%.

Mr. Daniel Adam’s personal objectives included reserve and resource replacement, project evaluation, implementation of a departmental internal communication program, and ensuring that all mining concessions remained in good standing. For 2015, Mr. Adam personal achievement factor was assessed at 98%.

Mr. Steve Burleton’s personal objectives included leading corporate branding initiatives, capital market communications and securing strategic financing and insurance alternatives. Mr. Burleton personal achievement factor was assessed at 111%.

Annual Performance Based Cash Incentives Awarded

Annual performance based cash incentives for the fiscal year ended December 31, 2015 were awarded in February 2016 on the basis described above. The annual performance based cash incentive amounts, as detailed in the following table, will be reported as income for the year 2016 by the respective eligible NEO.

Annual Performance Based

	Cash ($) Incentive	Actual % of Base	Target % of Base
Name Executive Officer	Amount Paid	Salary	Salary
Renaud Adams(1)	492,264	102%	100%
Nicole Veilleux	92,997	41%	40%
Daniel Adam(2)	66,015	39%	40%
Steve Burleton(3)	76,146	41%	40%

Notes:

1)	The annual cash incentive awarded to Mr. Adams was prorated over 13.5 months to include the last 1.5 months of 2014 when he first joined the Corporation.
2)	Mr. Adam was on leave for 1.5 months during the year, his annual cash incentive was prorated for a period of 10.5 months.
3)	Mr. Steve Burleton joined the corporation on February 17, 2015 so his annual cash incentive was pro-rated for a period of 10.5 months.

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2016 Comments

For 2016, bonus target for the CEO remains at 100% of base salary, with 100% weight on corporate objectives only. For all other NEOs, the target bonus level is changed to 50% of base salary, with 75% weight on corporate objectives and 25% on personal performance.

Other remuneration

As part of the Corporation’s employer-sponsored retirement savings plan, the Corporation offers a contribution of 5% of the NEO’s base salary that is deposited directly into the executive’s personal retirement savings plan. For the CEO, in 2015 the employer contribution of 5% was paid directly to the CEO to be invested at his discretion.

Share-based awards

The Corporation has granted Restricted Share Units to its directors, executives, managers and employees under the Omnibus Long-Term Incentive Plan (as more fully described hereinafter).

Options Grants to Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2015

Market Value of
		Total Options		Securities
		Granted in		Underlying
Name and Principal	Securities	Financial		Options on the	Expiration
Position	Under Options	Year(1)	Exercise Price	Date of Grant(2)	Date
	Granted (#)	(%)	($/Security)	($/Security)
H. Greg Chamandy(3) Director and Member of the Board	15,000	3.73	4.18	4.18	Feb. 3, 2020
Steve Burleton(4) Vice-President, Business Development	100,000	24.81	4.20	4.20	Feb. 18, 2020

Notes:

1)

In 2015, a total of 403,000 options were granted. A total of 200,000 options were granted as inducements to NEOs and 15,000 options to the Executive Chairman, 128,000 options were granted to two Directors and 60,000 were granted to non-NEOs and non-Directors of the Corporation as inducements.

2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day immediately prior to the date of grant.
3)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.
4)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.

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Options Exercised by Named Executive Officers during the Most Recently Completed Financial Year Ended December 31, 2015

Market Value of
Securities
		Securities	Underlying
		Under	Options on the
Name and Principal		Options	Date of		Taxable
Position	Exercise Date	Exercised	Exercise	Exercise Price	Benefit
		(#)	($/Security)	($/Security)	($)
H. Greg Chamandy(1) Director and Member of the Board	Nov. 19, 2015 Nov. 20, 2015 Nov. 25, 2015	50,000 2,100 47,900	4.01 4.00 4.01	1.62 1.62 1.62	119,500 4,998 114,481
Daniel Adam Vice-President, Exploration	Nov. 27, 2015 Dec. 1, 2015 Dec. 7, 2015	10,860 10,860 9,480	4.01 4.04 4.26	1.08 1.08 3.05	31,820 32,145 11,470

Notes:

1)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.

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Outstanding Option-Based Awards and Share-based Awards of Named Executive Officers as at December 31, 2015

	Option-based Awards				Share-based Awards
						Market	Market
					Number	Value of	Value of
	Number of			Value of	of Share-	Share-	Vested
	Securities	Option	Option	Unexercised	Based	Based	Share-
Name and	Underlying	Exercise	Expiration	in-the-Money	Awards	Awards	Based
Principal Position	Unexercised	Price(1)	Date	Options(2)	Unvested	Unvested(2)	Awards(6)
	(#)	($)		($)	(#)	($)	($)
H. Greg Chamandy Director and Member of the Board(3)	352,000 50,000 25,000 125,000 15,000	6.57 1.29 2.55 3.73 4.18	May 9, 2018 Nov. 11, 2018 Oct. 15, 2019 Dec. 9, 2019 Feb. 3, 2020	- 157,500 47,250 88,750 3,900	14,000	62,160	-
Renaud Adams President and Chief Executive Officer	800,000	2.46(4)	Oct. 15, 2019	1,584,000	-	-	-
Nicole Veilleux Vice-President, Finance	3,500 15,800 54,300 85,400	12.03 3.05 1.08 3.73	Dec. 8, 2016 Dec. 11, 2017 Dec. 11, 2018 Dec. 9, 2019	- 21,962 182,448 60,634	5,667	25,161	12,579
Daniel Adam Vice-President, Exploration	4,200 6,320 32,580 45,700	12.03 3.05 1.08 3.73	Dec. 8, 2016 Dec. 11, 2017 Dec. 11, 2018 Dec. 9, 2019	- 8,785 109,469 32,447	4,667	20,721	10,360
Steve Burleton(5) Vice-President, Business Development	100,000	4.20	Feb.18, 2020	24,000	7,000	31,080	-

Notes:

1)	The option exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the date of grant.
2)	The value is based on the December 31, 2015 closing price of the Corporation’s shares on the TSX, which was $4.44.
3)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.
4)	The exercise price of the options is based on the volume weighted average price for five days prior to the grant date.
5)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.
6)

Those RSUs were scheduled to vest on December 10, 2015, but due to a trading black out they were extended until January 2016. For this evaluation we use a value based on the December 31, 2015 closing price of the Corporation’s shares on the TSX, which was $4.44.

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Incentive Plans Based Compensation

Outstanding Awards and DSUs

The Omnibus LTIP provides that the aggregate number of common shares of the Corporation issuable to insiders and associates of such insiders at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement, including the DSU Plan, cannot exceed ten percent (10%) of the issued and outstanding common shares of the Corporation. As at December 31, 2015, the total shares outstanding were 58,339,963 and therefore the total 10% Awards (options, RSUs and DSUs) issuable from the plan were 5,833,996.

As at December 31, 2015, options to acquire a total of 2,139,880 common shares were granted under the Omnibus LTIP, with exercise prices ranging from $1.08 to $6.57 per share, representing approximately 3.7% of the common shares issued and outstanding.

A total of 193,400 RSUs have been granted under the Omnibus LTIP and no DSUs have been granted under the DSU plan as at December 31, 2015.

Other than the Omnibus LTIP, and the DSU Plan, the Corporation had only one equity-based compensation plan previously in existence, a share option plan, for the benefit of the Corporation’s and its affiliate’s officers, directors, employees and service providers (the “Share Option Plan”). Following the approval and adoption of the Omnibus Long-Term Incentive Plan in May 2012, options are no longer granted under the Share Option Plan and all grants of awards are now made under the Omnibus Long-Term Incentive Plan and the DSU Plan. As at December 31, 2015, options to acquire a total of 59,750 common shares were outstanding under the Share Option Plan, at an exercise price of $10.53 per share.

The total Awards and DSUs granted as at December 31, 2015 were 2,393,030, out of a maximum 5,833,966 (10% of issued and outstanding common shares) issuable under the plans.

Information Regarding Equity Compensation Plans as at December 31, 2015

	Number of shares to
	be issued upon
	exercise of	Weighted-average	Number of shares
	outstanding options,	exercise price of	available for future
	warrants and rights	outstanding options	grants under the plan
Share Option Plan (approved by the shareholders)	59,750	$10.53
Omnibus LTIP (options) (approved by the shareholders)	2,139,880	$3.61
RSUs (approved by the holders)	193,400
DSUs (approved by the shareholders)	-	-	-
TOTAL	2,393,030		2,834,366

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Additionally, on October 16, 2014, inducement options were granted to the new President and CEO to acquire a total of 800,000 common shares were granted outside the Omnibus LTIP at an exercise price of $2.46 per share, representing approximately 1.4% of the common shares issued and outstanding.

The total Awards granted as at December 31, 2015, were 3,193,030, which includes all Awards granted under and outside the plans.

During the year 2015, fourteen option holders exercised a total of 438,740 options.

Information regarding options outside the share option plans as at December 31, 2015

	Number of shares issued outside	Weighted-average exercise price
	the share option plans	of options
Outside the Share Option Plans (not approved by the holders)	800,000	$2.46

Omnibus Long-Term Incentive Plan

The Corporation has in place an Omnibus LTIP. The Omnibus LTIP is intended to provide a long-term incentive to directors, officers, senior executives and other employees of the Corporation and its subsidiaries as well as consultants and service providers providing ongoing services to the Corporation and its subsidiaries (collectively, “participants”) to continue to provide services to the Corporation and to encourage the retention of such persons whose skills, performance and loyalty to the objectives and interests of the Corporation are necessary to its success.

The Omnibus LTIP permits the granting of options, restricted share units (RSUs), share appreciation rights (SARs) and retention awards (together with the options, the RSUs and the SARs, collectively referred to as “Awards”) to eligible participants of the Corporation. The Omnibus LTIP is administered by the Board of Directors.

Pursuant to the Omnibus LTIP, the total number of common shares reserved and available for grant and issuance pursuant to Awards (including the common shares issuable upon exercise of the options granted under the Share Option Plan) cannot exceed a number of common shares equal to ten percent (10%) of the total issued and outstanding common shares of the Corporation at the time of granting of Awards (on a non-diluted basis) or such other number as may be approved by the TSX and the shareholders of the Corporation from time to time, assuming there is no adjustment in accordance with the Omnibus LTIP. Any increase in the issued and outstanding common shares (whether as a result of exercise of Awards or otherwise) will result in an increase in the number of common shares that may be issued on Awards outstanding at any time and any increase in the number of Awards granted will, upon exercise, make new grants available under the Omnibus LTIP.

The Omnibus LTIP provides that the aggregate number of common shares of the Corporation: (a) issued to insiders and associates of such insiders under the Omnibus LTIP or any other proposed or established share compensation arrangement (including the DSU Plan (as defined below)) within any one-year period; and (b) issuable to insiders and associates of such insider at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement (including the DSU Plan), cannot in each case exceed ten percent (10%) of the issued and outstanding common shares of the Corporation.

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Awards granted or awarded under the Omnibus LTIP may not be assigned or transferred with the exception of an assignment made to a personal representative of a deceased participant. The Board of Directors may, in its sole discretion, appoint from time to time one or more entities to act as administrative agent to administer the Awards under the Omnibus LTIP.

The Board of Directors will not provide financial assistance to participants to assist them in exercising their Awards; however, the Board of Directors may, in its discretion, amend the Omnibus LTIP to authorize the administrator under the Omnibus LTIP to make arrangements to provide a form of financial assistance to the participants.

Computershare acts as transfer agent, registrar and dividend disbursing agent for Richmont Mines pursuant to an agreement dated September 3, 2015.

Specific Terms Related to the Options

The Board of Directors will: (i) set the term of the options granted under the Omnibus LTIP which term cannot exceed ten (10) years; and (ii) fix the vesting terms of options as it deems appropriate at the time of the grant of such options. Should the expiration date for an option fall within a period during which designated persons cannot trade in any securities of the Corporation pursuant to the Corporation’s policy respecting restrictions on insider trading which is in effect at that time (a “Black-Out Period”) or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the option will be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any options granted pursuant to the Omnibus LTIP will be determined by the Board of Directors at the time of the grant, provided that the exercise price cannot be less than the Market Value (as defined below) of the common shares at the time of the grant. The “Market Value” means either (A) the closing price of the Shares on the TSX on the trading day immediately prior to the date the Award is granted or (B) such other price as is permitted under the rules of the TSX.

With the consent of the Board, a participant may, rather than exercise the option which the participant is entitled to exercise under the Omnibus LTIP, elect to exercise such option, in whole or in part and, in lieu of receiving the common shares to which the exercised option relates, receive the number of common shares, disregarding fractions, which, when multiplied by the Market Value of the common shares to which the exercised option relates, have a value equal to the product of the number of common shares to which the exercised option relates multiplied by the difference between the Market Value of such common shares and the price of such option, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

Specific Terms Related to the RSUs

The Board of Directors will fix the period during which RSUs may vest, which period will end no later than December 31 of the calendar year which is three (3) years after the calendar year in which the RSU is granted (the “Restriction Period”). Each RSU grant will be subject to certain vesting conditions (including performance criteria, if any) such conditions to be determined by the Board of Directors and to be provided to the participant under a separate agreement. The vesting of the RSUs may be subject to the expiration of a performance period which corresponds to the period over which the performance criteria, if any, and other vesting conditions will be measured and which cannot end after the Restriction Period (the “Performance Period”).

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The participant will be entitled to receive, after the vesting determination date, which is the date on which, after the end of the Performance Period, if any, the Board of Directors determines that the vesting conditions (including the performance criteria, if any) are met, but no later than the last day of the Restriction Period (the “RSU Vesting Determination Date”), payment for each awarded RSU in the form of common shares of the Corporation, cash in an amount equal to the Market Value of a common share of the Corporation on the day on which the payment is made, or a combination of common shares and cash, at the discretion of the Board of Directors.

Specific Terms Related to the SARs

The Board of Directors will: (i) set the term of the SARs granted under the Omnibus LTIP which term cannot exceed ten (10) years; and (ii) fix the vesting terms of SARs, (including performance criteria, if any) as it deems appropriate at the time of the grant of such SARs. Should the expiration date for a SAR fall within a Black-Out Period or within nine (9) business days following the expiration of a Black-Out Period, the expiry date of the SAR will be extended until that date which is the tenth business day following the end of the Black-Out Period.

The exercise price of any SAR granted pursuant to the Omnibus LTIP will be determined by the Board of Directors at the time of the grant, provided that the exercise price cannot be less than the Market Value of the common shares at the time of the grant.

The exercise of a SAR with respect to any number of common shares of the Corporation will entitle the participant to a payment, in cash or common shares, or a combination of cash and common shares, for each SAR, equal to the excess of the Market Value of the common shares on the effective date of such exercise over the exercise price per SAR.

Specific Terms Related to the Retention Awards

The Board of Directors will: (i) set the term of the retention awards granted under the Omnibus LTIP; and (ii) fix the vesting terms of retention awards (including performance criteria, if any) as it deems appropriate at the time of the grant of such retention awards.

Each retention award awarded to a participant will entitle the participant to receive, on the vesting date of the retention award, such number of common shares of the Corporation which, when multiplied by the Market Value of the common shares on the vesting date of the retention award, have a value equal to the amount determined by the Board of Directors at the time of the grant (the “Retention Payment”), less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

A participant may, in lieu of receiving the common shares to which the retention awards relate, elect to receive, in cash, the Retention Payment, less any amount withheld on account of income taxes, which withheld income taxes will be remitted by the Corporation.

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Cessation in Case of Grant of Options, SARs and Retention Awards

Unless the Board of Directors decides otherwise, options, SARs or retention awards granted under the Omnibus LTIP will expire at the earlier of the expiration of the original term of the options, SARs or retention awards, and (i) the effective date of the termination as specified in the notice of termination provided by the Corporation to the participant that its employment or other contractual relationship with the Corporation has been terminated for cause; (ii) one (1) year after the participant’s death; (iii) one (1) year after the participant’s employment has been terminated by reason of injury or disability or a participant becomes eligible to receive long-term disability benefits; or (iv) sixty (60) days following a participant ceasing to be an eligible participant for any other reason (including, but not limited to, termination without cause, resignation or retirement).

Cessation in Case of RSUs Grant

Unless the Board of Directors decides otherwise, upon (i) the termination of a participant’s employment or other contractual relationship with the Corporation for “cause” or (ii) the resignation of a participant, the participant’s participation in the Omnibus LTIP will be immediately terminated and all RSUs credited to such participant’s account that have not vested will be forfeited and cancelled.

Unless the Board of Directors decides otherwise, upon a participant’s (i) death; (ii) termination of employment for reason of injury or disability; (iii) voluntary leave of absence; (iv) eligibility to receive long-term disability benefits; (iii) termination of employment for reasons other than for “cause”; or (iv) ceasing to be an eligible participant for any other reason not described above, the participant’s participation in Omnibus LTIP in respect of RSUs will be immediately terminated; however, all unvested RSUs will remain in effect until the applicable RSU Vesting Determination Date. On the RSU Vesting Determination Date or any earlier date as may be determined by the Board of Directors, the Board of Directors will evaluate whether the vesting conditions and performance criteria, if any, were met in order to determine the amount of the payment to which the participant is entitled, if any, in accordance with the following formula:

D multiplied by E/F

where:

(i)	D is equal to the number of RSUs outstanding in the participant’s account;

(ii)	E is equal to the number of completed months during the applicable Performance Period; and

(iii)	F is equal to the total number of months included in the applicable Performance Period.

Amendments

The Board of Directors has the discretion to make amendments to the Omnibus LTIP which it may deem necessary, without the consent of the participants, provided that such amendment will:

(a)	not adversely alter or impair any Award previously granted except as permitted by the provisions of Omnibus LTIP;

(b)	be subject to any regulatory approvals including, where required, the approval of the TSX; and

(c)

be subject to the shareholder approval, where required, by law or the requirements of the TSX, provided that shareholder approval will not be required for the following amendments and the Board of Directors may make any changes which may include but are not limited to:

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(i)	amendments of a “housekeeping” nature;

(ii)	a change to the vesting provisions of any Award;

(iii)

the introduction or amendment of a cashless exercise feature payable in securities, whether or not such feature provides for a full deduction of the number of underlying securities from the Omnibus LTIP reserve;

(iv)	the addition of a form of financial assistance and any amendment to a financial assistance provision which is adopted; and

(v)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

The Board of Directors will be required to obtain shareholder approval to make the following amendments:

(a)

any change to the maximum number of common shares of the Corporation issuable from treasury under the Omnibus LTIP, except such increase resulting from any increase in the issued and outstanding common shares of the Corporation (whether as a result of exercise of Awards or otherwise) and in the event of an adjustment pursuant to the Omnibus LTIP;

(b)

any amendment which reduces the exercise price of any Award after such Awards have been granted or any cancellation of an Award and the substitution of that Award by a new Award with a reduced price, except in the case of an adjustment pursuant to the Omnibus LTIP;

(c)	any amendment which extends the expiry date of any Award or the Restriction Period of any RSU beyond the original expiry date, except in case of an extension due to a Black-Out Period;

(d)	any amendment which would permit a change to the eligible participants, including a change which would have the potential of broadening or increasing participation by insiders;

(e)

any amendment which would permit any Award granted under the Omnibus LTIP to be transferable or assignable by any participant other than by will or by the laws of succession of the domicile of a deceased participant;

(f)

any amendment which increases the maximum number of common shares of the Corporation (i) issued to insiders and associates of such insiders under the Omnibus LTIP or any other proposed or established share compensation arrangement within one-year period; or (ii) issuable to insiders and associates of such insiders at any time under the Omnibus LTIP or any other proposed or established share compensation arrangement; and

(g)

any amendment to the amendment provisions of the Omnibus LTIP provided that common share of the Corporation held directly or indirectly by insiders benefiting from such amendments will be excluded when obtaining such shareholder approval.

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Impact of a Change of Control

Subject to the provisions contained in any employment agreement between a holder of Awards and the Corporation, if: (i) any person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares of the Corporation or the combined voting power of the Corporation’s then outstanding voting securities entitled to vote generally; (ii) any person acquires, directly or indirectly, securities to which is attached the right to elect the majority of the directors of the Corporation; (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets; or (iv) the Corporation is involved in, or becomes subject to, a reorganization, an amalgamation, an arrangement, a take-over bid (as that term is defined in the Securities Act (Québec)) for all of the common shares of the Corporation or the sale or disposition of all or substantially all of the property and assets of the Corporation, the Board of Directors may make such provision for the protection of the rights of the participants as the Board of Directors, in its discretion, considers appropriate in the circumstances, including, without limitation, changing the performance criteria and/or the vesting conditions for the Awards and/or the date on which any Award expires or the Restricted Period or the Performance Period for the Awards.

2016 Amendments

On March 1, 2016, the Board of Directors approved various amendments to the Omnibus LTIP. A number of the amendments were amendments of a “housekeeping” nature.

In addition, the following amendments were made:

1.

The definition of “Market Value” was amended to mean the closing price of the common shares on the trading day immediately prior to the grant date or such other price as permitted by TSX rules. While the Board of Directors expects to set the exercise price of an option based on the closing price of the common shares on the day before the grant, the Board of Directors maintains discretion to set the exercise price in a different manner that is consistent with TSX rules. Previously, Market Value was defined under the Omnibus LTIP to mean: (A) if the grant was made during a Black-Out Period, the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period following the last day of such Black-Out Period; (B) if the grant was made outside a Black-Out Period, the volume weighted average trading price of the common shares on the TSX for the five (5) trading day period ending on the last trading day before the date of the grant; or (C) such other price as is permitted under the rules of the TSX.

2.

The Omnibus LTIP was amended to clarify that an employee who is terminated or resigns but remains a participant under the Omnibus LTIP (i.e. remains a director) will continue to be eligible to receive Awards.

3.	The Omnibus LTIP was amended to clarify that no Awards can be granted during a Black-Out Period.

4.

The Omnibus LTIP was amended to clarify the treatment of Awards in the event that a participant ceases to be an eligible participant. In addition, in certain circumstances, the amount of time that a participant who ceases to be an eligible participant may exercise any vested Awards was reduced such that no participant will have longer than one (1) year from the date that such participant ceases to be an eligible participant to exercise any vested Awards.

5.	The Board of Directors was granted the authority, subject to applicable regulatory approvals, to accelerate vesting of all or any portion of an Award.

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Pursuant to the TSX rules, shareholder approval is not required for the amendments to the Omnibus LTIP as the Board has the authority, pursuant to the Omnibus LTIP, to make these types of amendments and the amendments are not the type that require shareholder approval under TSX rules.

Deferred Share Unit Plan

The purpose of the Corporation’s Deferred Share Unit Plan (the “DSU Plan”) is to promote a greater alignment of interests between directors and senior officers (collectively, “DSU Participants”) and shareholders of the Corporation. The DSU Plan was adopted by the Board effective May 7, 2015. DSUs are units that are credited to an eligible DSU Participant’s account, the value of which, on a particular date, is equal to the Market Value of a common share for such date. Under no circumstances will DSUs be considered common shares nor will they entitle any DSU Participant to exercise voting rights or any other rights attaching to the ownership or control of common shares, including, without limitation, rights on liquidation, nor will any DSU Participant be considered the owner of any common shares to be delivered under the DSU Plan until the date of purchase or issuance of such common shares, as elected by the Board of Directors.

The Board of Directors may grant awards from time to time to each eligible DSU Participant. The DSUs are then credited to the DSU Participant’s account on the award date, unless a vesting schedule or performance criteria has been approved by the Board of Directors, at its discretion.

The DSU Plan is administered by the Board of Directors. Subject to the limitations set forth in the DSU Plan, the Board’s authority includes: (a) determining the number of DSUs that will be awarded; (b) determining the terms and conditions of each award; and (c) specifying and approving the provisions of the payment delivered to a DSU Participant in connection with their account, whether it be in the form of common shares from treasury, common shares purchased on the TSX on behalf of such participants, cash, or a combination thereof.

The DSUs will be redeemed by a DSU Participant on up to two dates elected by such DSU Participant which are at least sixty days following the separation date and no later than December 15 of the calendar year following the calendar year in which the separation date occurs. The separation date is the earliest date on which all three of the following conditions are satisfied: (i) the DSU Participant ceases to be a director or senior officer of the Corporation for any reason other than death; (ii) the DSU Participant is neither a director nor a senior officer of the Corporation; and (iii) the DSU Participant is no longer employed by the Corporation in any capacity.

In the event of the death of a DSU Participant, the Corporation will pay the DSUs credited to such DSU Participant’s account within fifteen (15) days of the DSU Participant’s death or by the last day of the calendar year commencing immediately after the DSU Participant’s separation date if earlier, in each case to or for the benefit of the beneficiary of the DSU Participant. If the DSU Participant filed an election of a redemption date prior to his or her death, the payment of the DSU Participant’s DSUs will be made within fifteen (15) days of the DSU Participant’s elected redemption date.

The Board of Directors may, in its absolute discretion, elect one or any combination of the following payment methods for the DSUs credited to a DSU Participant’s account on the DSU Participant’s termination date: (a) issuing common shares to the DSU Participant or the DSU Participant’s beneficiary, as the case may be; (b) causing a broker to purchase shares on the TSX for the account of the DSU Participant or the DSU Participant’s beneficiary, as the case may be; or (c) paying cash to the DSU Participant or the DSU Participant’s beneficiary, as the case may be.

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Where the Board of Directors does not specify any payment method for the DSUs credited to a DSU Participant’s account, the form of payment will be in cash. The maximum number of common shares which may be reserved for issuance to insiders under the DSU Plan and all other share compensation plans (including the Omnibus LTIP), collectively, is ten (10%) percent of the common shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of common shares which may be issued to insiders under the DSU Plan and all other share compensation plans (including the Omnibus LTIP), collectively, within a one-year period is ten (10%) percent of the common shares outstanding at the time of the issuance (on a non-diluted basis). Any increase in the common shares reserved under the DSU Plan will be subject to the approval of the shareholders of the Corporation in accordance with the rules of the TSX.

Where common shares are purchased on the TSX to be delivered to the DSU Participant, the Corporation will remit, in cash, to a broker the product of (a) the number of DSUs credited to the DSU Participant’s account as at the separation date which the participant has elected to have redeemed and (b) the Market Value on the redemption date, net of applicable withholding taxes. Common shares purchased by the broker and any cash remaining from the amount remitted by the Corporation to purchase common shares will then be delivered to the DSU Participant. Where the Board elects to pay the DSUs in cash, the payment will be equal to the product of (a) the number of DSUs credited to the participant’s account as at the separation date which the DSU Participant has elected to have redeemed, and (b) the Market Value on the redemption date, net of applicable withholding taxes.

The DSU Plan may be amended, suspended or terminated in whole or in part at any time and for any reason by the Board of Directors, without prior notice to or approval by any participants or shareholders of the Corporation, provided that no such amendment, suspension or termination will: (i) adversely affect the rights of any DSU Participant with respect to DSUs to which the DSU Participant is then entitled under the DSU Plan without the consent of the affected participant; or (ii) contravene applicable laws or regulations.

Shareholder approval will be required in the case of: (i) any amendment to the number of shares reserved for issuance under the DSU Plan; (ii) any amendment to the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing the participation of insiders of the Corporation; (iii) the extension of any right of a DSU Participant under the DSU Plan beyond the date on which such right would originally have expired; and (iv) any amendment to the amending provisions of the DSU Plan.

In the event of a change in control (as defined in the DSU Plan), any DSUs outstanding immediately prior to the occurrence of the change in control, but which are not then vested, will become fully vested on the separation date if such separation date occurs within one (1) year of the occurrence of the change in control.

In the event of reorganization (as defined in the DSU Plan), the Board of Directors will take all necessary action so as to make all necessary adjustments in the number and kind of securities subject to any DSUs outstanding at the time of such reorganization and the exercise price thereof.

Except as required by law, the rights of a DSU Participant under the DSU Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the DSU Participant.

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2016 Amendments

On March 1, 2016, the Board of Directors approved certain amendments to the DSU Plan. The majority of the amendments were of a “housekeeping” nature. In addition, the definition of “Award Market Value” was amended to be consistent with the amended definition of “Market Value” in the Omnibus LTIP.

Pursuant to the TSX rules, shareholder approval is not required for the amendments to the DSU Plan as the Board has the authority, pursuant to the DSU Plan, to make these types of amendments and the amendments are not the type that require shareholder approval under TSX rules.

Aggregated Option Exercises by Named Executive Officers during the Financial Year Ended on December 31, 2015 and Financial Year-End Option Values

	Shares		Unexercised Options	Value of Unexercised in-the-
	Acquired	Aggregate	at Year-End	Money Options at Year-End(2)
Name and principal	on	Value	(#)	($)
position	Exercise	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable
H. Greg Chamandy Director and Member of the Board(3)	100,000	238,979	277,866 / 289,134	76,833 / 220,567
Renaud Adams President and Chief Executive Officer	-	-	266,667 / 533,333	528,000 / 1,056,000
Nicole Veilleux Vice-President, Finance	-	-	77,186 / 81,814	147,249 / 117,795
Daniel Adam Vice-President, Exploration	31,200	75,435	33,453 / 55,347	51,697 / 99,003
Steve Burleton(4) Vice-President, Business Development	-	-	Nil / 100,000	Nil / 24,000

Notes:

1)

The aggregate dollar value realized is equal to the indicated number in the column entitled “Shares acquired on Exercise” times the difference between the market price of the common shares of the Corporation on the TSX on the day that the NEO exercised his or her options and the exercise price of the options.

2)	The value is based on the closing price of the common shares of the Corporation on the TSX on December 31, 2015, which was $4.44.
3)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.
4)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.

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Incentive Plan Awards to Named Executive Officers – Value Earned During the Financial Year Ended on December 31, 2015

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
Name and principal	Value on Vesting During	Value on Vesting During	Compensation –Value
position	the Year(1)	the Year(2)	Earned During the Year
	($)	($)	($)
H. Greg Chamandy Director and Member of the Board(3)	24,583	n/a	n/a
Renaud Adams President and CEO	434,667	n/a	492,264
Nicole Veilleux Vice-President, Finance	54,733	1,672	92,997
Daniel Adam Vice-President, Exploration	46,925	1,377	66,015
Steve Burleton(4) Vice-President, Business Development	n/a	n/a	76,146

Notes:

1)

The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the options became exercisable, minus the amount to be paid by the NEO for exercising his or her options.

2)

The value earned during the year is determined according to the closing price of the common shares of the Corporation on the TSX on the day the RSUs became vested, minus the price of the common shares of the Corporation at the date of the grant.

3)	On January 1, 2016, Mr. Chamandy resigned as Executive Chairman of the Board.
4)	On February 17, 2015, Mr. Burleton was appointed Vice-President, Business Development.

Others

Insurance

The Corporation carries directors’ and officers’ liability insurance for an aggregate amount of $30,000,000 in respect of the directors and officers and $25,000,000 in respect of the Corporation for which the Corporation pays an annual premium of $161,865.

Indebtedness

No director or nominee to the Board of Directors or executive officer or employee of the Corporation is currently indebted to the Corporation or was indebted to the Corporation or one of its subsidiaries during the year ended December 31, 2015.

Termination and Change of Control Benefits

Employment Contracts

The Corporation has entered into employment contracts with the following NEOs: Renaud Adams, as CEO, Nicole Veilleux, as Vice-President, Finance, Daniel Adam, as Vice-President, Exploration and Steve Burleton as Vice-President, Business Development.

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The contract of Renaud Adams provides that in the event that, after the first twelve (12) months following the effective date, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing two (2) times the executive's annual base salary at his most recent base salary rate plus two (2) times the average of the annual bonuses awarded to the executive in the two (2) full years preceding the date of termination. If the executive has not been employed by the Corporation for two (2) full bonus years, then the executive shall be deemed to have received his annual bonus at target in the two (2) years preceding the date of termination.

The payment provided shall be payable, at the Corporation's discretion, by way of (i) salary continuance until the full amount of said payment is remitted, or (ii) a lump sum.

In addition to the amounts payable above, in the event that (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases whether or not the termination of the executive's employment occurs following a change in control, (i) the Corporation shall continue to provide the executive with group insurance benefits for such period as is required pursuant to the Ontario Employment Standards Act (2000), as amended from time to time, if applicable, subject to the terms and conditions of the applicable plan and to the approval of the insurance carrier; and (ii) all unvested options held by the executive on the date of termination shall automatically vest on this day and shall remain available for exercise until the earlier of the following dates: the expiry of a sixty (60) day period following the date of termination or the expiry of the original term of the options.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $1,720,000 inclusive of base salary, bonus and stock options, for the CEO.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $1,720,000 inclusive of base salary, bonus and stock options, for the CEO.

The contract of Nicole Veilleux provides that, in the event of termination initiated by the Corporation without cause or termination by the Executive with good reason, or if the contract is not renewed, the Vice-President, Finance, will be entitled to one month of total compensation by year of service, whether such year of service is completed or not. For the purposes of calculating the severance payment, the executive’s total compensation will be based on the annual average of the two (2) complete fiscal years immediately preceding the date of termination. Moreover, and notwithstanding the provisions contained in the Omnibus LTIP and the conditions of the options held by the executive, a part of the options held by the executive will become vested on the termination date. Also, the options thus vested on the termination date will be exercisable on the earliest of the following two dates: (i) on the dates initially stipulated; or (ii) two years after the termination date. The other options, thus vested on the termination date will be exercisable before the expiry term of sixty (60) days.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation and that this date falls during the renewal term of the contract of employment of the executive is $542,857 for the Vice-President, Finance.

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In the event that, during a three-year period after the date of a “change of control”, the employment contract of Nicole Veilleux was to be terminated by her resignation for valid cause or by the severing by the Corporation of the employment relationship binding her to the Corporation for cause other than serious cause or her permanent incapacity, then the Corporation shall pay her, in addition to the payment of any amount owed to her as unpaid salary and vacation accumulated but not yet taken on the termination date, within 30 days of the termination date, a lump sum equivalent to twice her total average annual compensation (total compensation is defined as all the components which have monetary value and, without limiting the scope of the foregoing, any salary, bonuses (applicable for the period, regardless of whether they are calculated at that time), benefits, insurance), based on the average annual amount of total compensation for the two full calendar years preceding the termination date, minus applicable deductions. Also, the options held by the Vice-President, Finance will become vested on the termination date and thereupon may be exercised. Moreover, and notwithstanding the provisions contained in the Omnibus LTIP and the conditions of the options held by the Vice-President, Finance, the maturity dates of the options thus exercisable will be those initially stipulated, but without exceeding three years after the termination date. The change of control agreements will end upon the termination of the Vice-President, Finance within the Corporation if it occurs before the occurrence of a change of control.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $760,653 for the Vice-President, Finance. That amount includes the options annual average value attributed during the last two years.

In the event that following termination of employment, amounts are payable to an NEO pursuant to an employment contract and a change of control agreement, the Corporation would only have to pay the greater of the two amounts for the Vice-President, Finance.

The contract of Daniel Adam provides that, in the event of termination initiated by the Corporation with cause, the Vice-President, Exploration will not receive any compensation including his retention payment. In the event of termination initiated by the Corporation without cause, the compensation (including the salary and the annual bonus) will be determined by the HRCC at their discretion and following the law. His retention payment will be given to him prorated to the number of months he worked. If the Vice-President, Exploration becomes invalid, or dies before the termination date of his contract, he or his succession will receive the retention payment prorated to the number of months he worked. All his options exercisable or that will become exercisable before the expiry term of 60 days will become vested.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that the termination occurred on the last working day of the most recent financial year of the Corporation is $383,333 for the Vice-President, Exploration.

The contract of Daniel Adam provides that, after a change of control, if the contract is terminated within twelve (12) months following the change in control, the Vice-President, Exploration will be entitled to the entire payment of his retention payment. All un-vested options held by the executive on the date of termination will automatically vest on this day. If the contract is terminated after the period of twelve (12) months, following a change of control, the Vice-President, Exploration will be entitled to receive his retention payment prorated to the number of months he worked.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $383,333 for the Vice-President, Exploration.

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The contract of Steve Burleton provides that in the event that, within sixty (60) days immediately following any change in control, (A) the employment of the executive is terminated by the Corporation without cause or (B) the executive resigns for good reason, in both cases, I) during the first twelve (12) months following the effective date, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing twelve (12) months of the executive's annual base salary at his most recent base salary rate plus one (1) time your targeted annual bonuses awarded under the short-term incentive plan; II) more than twelve (12) months following the effective date, the Corporation shall pay the following amounts to the executive: (i) the basic payments, and (ii) an amount representing eighteen (18) months of the executive's annual base salary at his most recent base salary rate plus one and a half (1.5) time your targeted annual bonuses awarded to the executive in the last two complete years.

The payment provided shall be payable by way of a lump sum.

The estimated amount that could be paid by the Corporation in these given circumstances, assuming that a change of control occurred on the last business day of the most recent financial year of the Corporation, is $294,000 inclusive of base salary, bonus and stock options, for the Vice-President, Business Development.

Termination Benefits of the Executive Chairman of the Board:

As previous disclosed by the Corporation, Mr. Greg Chamandy resigned as Executive Chairman of the Board of Directors effective January 1, 2016 but remained as a director of the Corporation and continued to be a member of the Corporation’s Technical and Corporate Responsibility Committee. On January 1, 2016, Mr. Rene Marion was appointed as non-executive Chairman of the Board of Directors.

The Corporation and Mr. Chamandy agreed to certain compensation arrangements in connection with Mr. Chamandy’s resignation. In determining Mr. Chamandy’s severance entitlement, the Board of Directors considered, among other things, his previous contributions to the Corporation as well as Canadian statutory and common law. In addition, the Corporation and Mr. Chamandy agreed to, among other things, confidentiality restrictions and a mutual release of claims.

Mr. Chamandy’s compensation arrangement included:

  Mr. Chamandy received a lump sum payment of $810,000, less statutory deductions, as a retiring allowance. Mr. Chamandy also received a lump sum payment of $18,000, without any statutory or other deductions, as reimbursement of expenses.

  Mr. Chamandy received a lump sum of $30,000, less statutory deductions, representing the costs that he is expected to incur (up to a maximum of $10,000 per year) for the continuation of his group insurance benefits (excluding disability insurance benefits) for the period from January 1, 2016 to January 1, 2019.

  In March 2016, Mr. Chamandy was awarded 47,000 DSUs in connection with his continuing role as a director.

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In the cases noted above, for the Executive Chairman, the Vice-President Finance and the Vice-President, Exploration, a change of control occurs when: (i) another party acquires, directly or indirectly, alone or with any person acting in concert with him, more than 33 1 / 3 % of the outstanding voting securities of the Corporation, (ii) after a takeover bid, a public offer of exchange, a merger, an arrangement, another form of business combination, a sale of assets of the Corporation or a contested election, or any combination of these transactions, the persons who are directors of the Corporation immediately prior to these transactions cease, after these transactions, to represent the majority of the directors on the Board, or on the Board of Directors of any parent Corporation or successor of the Corporation, or (iii) the shareholders of another entity hold more than 33 1 / 3 % of the outstanding voting securities of the entity resulting from a merger, arrangement or other form of business combination with the other entity.

For the President and Chief Executive Officer and the Vice-President Business Development, a change of control occurs when (i) any Person becomes the beneficial owner, directly or indirectly, of 50% or more of either the issued and outstanding common shares in the share capital of the Corporation or the combined voting power of the Corporation's then outstanding voting securities entitled to vote generally; (ii) any Person acquires, directly or indirectly, securities of the Corporation to which is attached the right to elect the majority of the directors of the Corporation; or (iii) the Corporation undergoes a liquidation or dissolution or sells all or substantially all of its assets.

Director Compensation (other than the Executive Chairman of the Board and the CEO) for the financial year ended on December 31, 2015

During a meeting held in December 2014, the members of the Board of Directors determined the annual compensation granted to the members of the Board for the fiscal year ended December 31, 2015.

During this meeting, it was decided that the members of the Board (with the exception of the Executive Chairman of the Board and the CEO) would be paid a sum of $35,000 in annual compensation for the 2015 year, that an additional sum of $12,000 per year would be paid to each Chair of a sub-committee of the Board of Directors, and that members of committees would be paid $5,000 per year per committee.

On November 4, 2015, the Board of Directors decided by resolution that the annual retainer would be increase to $45,000 effective the same date, that an additional sum of $15,000 per year would be paid to the Chair of the Audit Committee and the Chair of the Technical and Corporate Responsibility Committee and an additional sum of $12,000 per year to the Chair of the HRCC and to the Chair of the Corporate Governance Committee. Members of the Audit Committee and the Technical and Corporate Responsibility Committees would receive a sum of $6,000 per year and members of the HRCC and the Corporate Governance Committee would receive a sum of $5,000 per year.

The level of the annual compensation of the members of the Board of Directors (with the exception of the Executive Chairman of the Board and the CEO) is based on the HRCC’s analysis regarding compensation levels of directors of mining companies that are similar to Richmont Mines. The HRCC retained a consultant to provide relevant data on comparable companies to assist in their analysis.

Executive Chairman of the Board compensation for the financial year ended on December 31, 2015

On December 9, 2014, the HRCC recommended to the Board of Directors and the Board of Directors ratified, that the Executive Chairman’s compensation of $270,000 should remain for the 2015 fiscal year.

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On an aggregate basis, the Corporation’s Board members therefore received total compensation of $448,625 during the 2015 fiscal year, as detailed in the table below. Please note that this table does not include the compensation granted to the Executive Chairman of the Board and the CEO, who is also a director of the Board. For more details about the Chairman’s and CEO’s compensation, please consult the section “Compensation of the Named Executive Officers for the Financial Year Ended December 31, 2015”.

Director Compensation Table for the financial year ended on December 31, 2015

					Non-Equity
			Share-	Option-	Incentive Plan
	Fiscal	Fees	based	based	Compensation	Pension	All other
Name	Year	Earned	Awards(1)	Awards(2)	(bonus)	Value	Compensation(3)(4)	Total
		($)	($)	($)	($)		($)	($)
Elaine Ellingham Director	2015	62,750	-	130,093			-	192,843
	2014	48,000	41,030	245,000	n/a	n/a	192,000	526,030
	2013	52,000	-	80,128			-	132,128
Michael Pesner Director	2015	58,750	-	115,145			-	173,895
	2014	59,000	41,030	121,750	n/a	n/a	15,000	236,780
	2013	55,000	--	80,128			-	135,128
René Marion Director	2015	71,000	-	-			-	71,000
	2014	43,250	41,030	121,750	n/a	n/a	28,750	234,780
	2013	8,500	-	67,128			-	75,628

Notes:

1)	The valuation of the grants of RSUs is calculated based on the closing price of the Corporation’s common shares on the TSX of $3.73 on 9, 2014, the day prior to the date of the grant.
2)	In 2015, the Corporation granted a total of 128,000 options to two directors of the Corporation.

The fair value of the options granted annually is determined by multiplying the number of options granted by their value under the Black & Scholes model, in accordance with International Financial Reporting Standards. The value determined under Black & Scholes corresponds to the fair accounting value established according to the following assumptions:

	2015	2014	2013
Risk-free rate:	0.7%	1.4%	1.5%
Expected option life:	3.7 years	3.9 years	3.8 years
Volatility:	61%	63%	56%
Expected dividends yield:	0%	0%	0%
3)

Please note that the amount of taxable benefit, associated with the exercising of options are now presented in the section Options Exercised by Named Executive Directors during the Most Recently Completed Financial Year Ended December 31, 2015.

4)

In 2014, additional fees of $15,000 were paid to each director during the interim mandate of Elaine Ellingham as President and CEO. In the case of Michael Pesner, these fees were paid to Hermitage Canada Finance Inc., a company wholly owned by Michael Pesner. An amount of $192,000 was paid to Ellingham Consulting Ltd., a company wholly-owned by Elaine Ellingham for services as interim President and CEO of the Corporation.

The Corporation had a past compensation practice of granting NEOs and Directors option-based and share-based awards at the end of the fiscal year for the corporate and individual performances achieved during the year. Following a decision by the Board of Directors in November 2015, it was decided to wait until the fiscal yearend financial results were available to determine whether awards were to be granted to NEOs and Directors based on the Corporate and individual performances for the previous fiscal year. As a result of this decision, option-based or share-based awards granted to NEOs and Directors for fiscal year ended December 31, 2015, are deferred until February 2016.

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Options Grants to Directors during the Most Recently Completed Financial Year Ended December 31, 2015

				Market Value of
	Securities	Total Options		Securities
	Under	Granted in		Underlying Options
	Options	Financial		on the Date of	Expiration
Name	Granted	Year(1)	Exercise Price	Grant(2)	Date
	(#)	(%)	($/Security)	($/Security)
Elaine Ellingham	25,000	6.20	4.02	4.02	Jan. 11, 2020
Director	40,000	9.93	4.18	4.18	Feb. 3, 2020
Michael Pesner	25,000	6.20	4.02	4.02	Jan. 11, 2020
Director	38,000	9.43	3.92	3.92	Nov. 9, 2020

Notes:

1)

In 2015, a total of 403,000 options were granted. A total of 200,000 options were granted as inducements to NEOs, and 15,000 options to the Executive Chairman. An aggregate of 128,000 options were granted to two Directors and 60,000 were granted to non-NEOs and non-Directors of the Corporation as inducements.

2)	The market value corresponds to the closing price of the Corporation’s common shares on the TSX the day before the shares were granted.

Options Exercised by Directors during the Most Recently Completed Financial Year Ended December 31, 2015

Market Value of
Securities
Underlying
Options on the
		Securities	Date of
Name	Exercise Date	Under Options	Exercise	Exercise Price	Taxable Benefit
		Exercised (#)	($/Security)	($/Security)	($)
René Marion Director	Nov. 16, 2015	40,000	4.02	1.29	109,200
Elaine Ellingham Director	May 26, 2015 Nov. 13, 2015	60,000 20,000	3.73 4.03	1.62 1.62	126,600 48,200
Michael Pesner Director	Jan. 9, 2015 Nov. 13, 2015	40,000 40,000	3.94 4.03	1.62 1.62	92,800 96,400

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Outstanding Option-Based Awards and Share-Based Awards of Directors as at December 31, 2015

	Options-based Awards				Share-based Awards
						Market	Market
	Number of			Value of	Number	Value of	Value of
	Securities			Unexercised	of Share-	Share-	Vested
	Underlying	Option	Option	in -the-	Based	Based	Share-
	Unexercise	Exercise	Expiration	Money	Awards	Awards	Based
Name	d Options	Price(1)	Date	Options(2)	Unvested	Unvested(2)	Awards
	(#)	($/Security)		($)	(#)	($)	($)
Elaine Ellingham	40,000	1.29	Nov. 11, 2018	126,000	11,000	48,840	-
Director	50,000	2.70	Nov. 10, 2019	87,000
	100,000	3.73	Dec. 9, 2019	71,000
	25,000	4.02	Jan. 11, 2020	10,500
	40,000	4.18	Feb 3, 2020	10,400
Michael Pesner	40,000	1.29	Nov. 11, 2018	126,000	11,000	48,840	-
Director	25,000	2.55	Oct. 15, 2019	47,250
	50,000	3.73	Dec. 9, 2019	35,500
	25,000	4.02	Jan.11, 2020	10,500
	38,000	3.92	Nov 9, 2020	19,760
René Marion	25,000	2.55	Oct. 15, 2019	47,250	11,000	48,840	-
Director	50,000	3.73	Dec. 9, 2019	35,500

Notes:

1)	The option exercise price corresponds to the closing price of the common shares of the Corporation on the TSX the day prior to the date of grant.
2)	Value based on the closing price of the Corporation’s common shares on the TSX on December 31, 2015 which was $4.44.

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Aggregated Option Exercises by Directors during the Financial Year Ended on December 31, 2015 and Financial Year-End Option Values

				Value of Unexercised in-
			Unexercised	the-Money Options at
	Shares		Options at Year-End	Year-End(2)
	Acquired	Aggregate Value	(#)	($)
Name	During the Year	Realized(1)	Exercisable/	Exercisable/
	(#)	($)	Unexercisable	Unexercisable
Elaine Ellingham Director	80,000	174,800	83,333 / 171,667	110,666 / 194,234
Michael Pesner Director	80,000	189,200	41,666 / 136,334	59,083 / 179,927
René Marion Director	40,000	109,200	41,666 / 33,334	59,083 / 23,667

Notes:

1)

The aggregate realized value is equal to the product of the number indicated in the “Shares Acquired on Exercise” column and the difference between the market value of the Corporation’s shares on the TSX the day that the director exercised his or her options, and the option price.

2)	The value is based on the closing price of the Corporation’s common shares on the TSX on December 31, 2015, which was $4.44.

Incentive Plan Awards to Directors – Value Vested or Earned during the Financial Year Ended on December 31, 2015

	Option-based Awards –	Share-based Awards –	Non-equity Incentive Plan
	Value on Vesting During	Value on Vesting During	Compensation – Value
Name	the Year(1)	the Year	Earned During the Year
	($)	($)	($)
Elaine Ellingham Director	19,667	n/a	n/a
Michael Pesner Director	9,833	n/a	n/a
René Marion Director	118,633	n/a	n/a

Notes:

1)

The value vested during the year is determined according to the closing price on the TSX at the day the options became exercisable, minus the amount to be paid by the director for exercising his options.

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Composition of the Human Resources and Compensation Committee

For the fiscal year 2015, the HRCC of the Corporation was composed of Mr. René Marion, Mr. Michael Pesner and Ms. Elaine Ellingham, Chair of the Committee. The HRCC is now composed of Ms. Elaine Ellingham, Chair of the Committee, Mr. Michael Pesner and Mr. Peter Barnes. The compensation of the CEO and the other executive officers is determined by the Board of Directors following recommendations by the HRCC. As the Board of Directors establishes the salaries of executive officers, it should be noted that the CEO abstain from the discussion and the ensuing decision concerning his total compensation arrangements.

Compensation Risk

The HRCC considers implications of the risks associated with the Corporation’s compensation policies and practices as part of its oversight and stewardship of the affairs of the Corporation.

Short-Selling Policy

The Corporation currently has a policy in place whereby the NEOs and the directors of the Corporation are prohibited from short-selling any security of the Corporation or any security of an affiliate of the Corporation.

Equity Ownership Guidelines

In February 2015, the Corporation introduced equity ownership guidelines pursuant to which directors and certain senior officers of Corporation are encouraged to own a significant number of Common Shares in order to further align their interests with those of the Corporation's shareholders. Compliance with the guidelines is required by the later of December 31, 2017 and three years from the date the individual becomes a director or senior officer, as applicable.

Pursuant to the share ownership guidelines, each non-management director must hold Common Shares, Deferred Share Units or Restricted Share Units of the Corporation, together having a value of at least two times the annual base cash retainer paid to each director. The CEO is expected to hold Common Shares, Deferred Share Units or Restricted Share Units, together having a value of at least two times the annual base salary paid as of the date the individual became an officer of the Corporation. Stock options held by the directors or senior officers do not count towards the minimum share ownership requirement under the guidelines. If the annual base salary or retainer is increased, the increased minimum equity ownership level is to be achieved within two years of the effective date of such increase. All of the Corporation’s directors and officers are currently in compliance with the guidelines, as the required level does not have to be achieved until December 2017.

The Compensation Committee reviews the share ownership guidelines on an annual basis and recommends any changes to the Board for approval.

Incentive Recoupment Compensation Policy

The Board of Directors has adopted a policy providing for the full or partial forfeiture and recoupment of "Incentive Compensation" awarded and outstanding or paid to "Incentive Compensation" plan "Participants". This Policy will be applied at the discretion of the Board in circumstances that may include:

(i)

A material financial restatement, other than a restatement caused by a change in applicable accounting rules or interpretations, the result of which is that any "Incentive Compensation" provided to Senior Executives/Officers would have been a lower amount had it been calculated based on such re-stated results; or

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(ii)	Where a "Participant" has been determined by the Board to have engaged in "Misconduct", regardless of the need for a financial restatement.

Determinations of Misconduct for purposes of this Policy shall be made by the Board in its sole and absolute discretion (or, if the Board has delegated such authority, by the HRCC in its sole and absolute discretion).

10.	PERFORMANCE GRAPH

The following graph compares the total cumulative return of $100 invested in the Corporation’s common shares on December 31, 2010 with the cumulative total return for each of the S&P/TSX Composite Index of the Toronto Stock Exchange (the “TSX”) and the S&P/TSX Global Gold Index over the five-year period ended December 31, 2015 (in each case, assuming reinvestment of dividends). The table shows what a $100 investment in each of the above mentioned indices and in common shares of the Corporation, made on December 31, 2010, would be worth in each of the five years following the initial investment.

FIVE YEAR COMPARISON OF THE CUMULATIVE TOTAL RETURN OF
RICHMONT MINES INC., S&P/TSX COMPOSITE INDEX AND THE S&P/TSX GLOBAL GOLD INDEX

	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
	2010	2011	2012	2013	2014	2015
Richmont Mines Inc.	$100.00	$214.09	$58.51	$20.94	$72.21	$86.89
S&P / TSX composite index	$100.00	$88.93	$92.49	$101.33	$108.85	$96.78
S&P / TSX Global Gold Index	$100.00	$85.68	$72.04	$37.19	$34.66	$30.79

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The trend in overall compensation paid to the NEOs over the past five years has generally not tracked the performance of the market price of the common shares, nor has it tracked the S&P/TSX Composite index and the S&P/TSX Global Gold Index during such period. The Corporation has included market price targets of the common shares as a component of the executive compensation program. Compensation levels in each year are within the range determined by the HRCC, as appropriate, following and considering the relevant competitive market information.

11.	APPOINTMENT OF AUDITORS

Raymond Chabot Grant Thornton LLP (“RCGT”) has been the Corporation’s auditor since May 18, 2007. For more details regarding the professional fees paid to RCGT, please refer to the section VIII “Audit Committee” included in the Corporation’s Annual Information Form filed on SEDAR.

Unless authority to vote in respect thereof is withheld, the persons whose name is printed on the proxy form will vote FOR the appointment of RCGT as auditors of the Corporation, and FOR authorizing the Audit Committee of the Board of Directors to fix their remuneration.

12.	CORPORATE GOVERNANCE

Corporate Governance Practices

Board of Directors

The Board of Directors is comprised of six directors, the majority of which are independent as defined by Regulation 58-101 respecting Disclosure of Corporation Governance Practices (“Regulation 58-101”). A director is considered to be independent only once the Board of Directors has determined that he or she does not have any material relationship, directly or indirectly, with the Corporation or any of its affiliates. According to the Regulation 52-110 respecting Audit Committees, a material relationship exists when the relationship could reasonably cause the independent judgment of a director to be effected. The independent directors within the meaning of Regulation 58-101 are René Marion, Elaine Ellingham and Michael Pesner. Peter Barnes appointed as director on February 24, 2016 is also considered an independent director. H. Greg Chamandy is not considered to be independent and will not be considered as such until January 1st, 2018 as he performed the role of Executive Chairman until January 1st, 2016. Mr. Renaud Adams is not considered to be independent as he is the CEO of Richmont Mines.

Following a recommendation by the Corporate Governance and Nominating Committee on November 1st, 2010, the Board of Directors determined that its independent members would meet for a period of time during each regular directors meeting, without the Corporation’s management and non-independent members being present. Therefore, between January 1, 2015 and March 30, 2016, a total of 11 regular Board of Directors meetings took place, during which the independent members met without management and non-independent members being present.

Since the new Chairman of the Board of Directors is independent, the Board of Directors terminated the position of Lead Director on January 1, 2016.

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The following table shows the meeting attendance of each director between January 1st, 2015 and March 30, 2016.

			Human	Corporate
			Resources and	Governance and	Corporate
	Board of	Audit	Compensation	Nominating	Responsibility
	Directors	Committee	Committee	Committee	Committee
Director	Meetings	Meetings	Meetings	Meetings	Meetings
H. Greg Chamandy	10 of 11	n/a	n/a	n/a	4 of 4
Renaud Adams	11 of 11	n/a	n/a	n/a	n/a
Elaine Ellingham	11 of 11	7 of 7	11 of 11	7 of 7	4 of 4
Michael Pesner	11 of 11	7 of 7	11 of 11	7 of 7	n/a
René Marion	11 of 11	7 of 7	11 of 11	7 of 7	4 of 4
Peter Barnes(1)	1 of 1	1 of 1	1 of 1	n/a	n/a

Notes:

1)	Mr. Barnes commenced his position as a director of the Corporation on February 24, 2016 The table above indicates the number of meetings attended between February 24, 2016 and March 30, 2016.

Certain directors and nominees for election as directors also serve on the Boards of Directors of other reporting issuers. The following table presents, for each director and nominee for election as director, the other reporting issuers for which they serve as directors.

Director	Other Reporting Issuers
H. Greg Chamandy	Liquid Nutrition Group Inc.
Michael Pesner	Quest Rare Minerals Ltd., Alexandria Minerals Corporation, Le Château Inc. and Wi2Wi2 Corporation.
René Marion	Guyana Goldfields Inc., Continental Gold Inc.
Elaine Ellingham	Aurania Resources Ltd., Wallbridge Mining Company Ltd. and Williams Creek Gold Limited
Peter Barnes	Mag Silver Corp.

Mandate of the Board of Directors

The Board of Directors is responsible for the general management of the Corporation, and each director shall act in the best interests of the Corporation and its shareholders. The Board appoints the members of the senior executive team, advises them and oversees their performance. In addition to generally overseeing the management and commercial affairs of the Corporation, the Board is responsible for:

i)	ensuring, to the extent possible, that the CEO and other executive officers are honest and create a culture of integrity throughout the organization;

ii)	collaborating with executive management to define the Corporation's mission and long-term strategy, namely taking into account the opportunities and risks of the business;

iii)	defining the main risks associated with the Corporation's activities, and ensuring the implementation of appropriate systems to manage these risks;

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iv)	planning succession, particularly with regards to appointing or reconfirming executive officers in their position;

v)	adopting a code of conduct for the Corporation, amending it as needed, enforcing it and interpreting it, as the case may be;

vi)	adopting a communications policy for the Corporation and controlling its application;

vii)	ensuring the Corporation's internal control systems are in place and effective;

viii)	developing the Corporation's vision in matters of governance, namely by means of these guidelines.

The Board may fulfil its responsibilities directly or indirectly through one of its committees. Each director, within the scope of his or her duties, may fully rely on the records of the Corporation and on the information, opinions, reports, and statements presented to the Corporation by one of its officers or employees or one of the committees of the Board or by any other person with regards to issues which, in the director's reasonable assessment, are within the professional field of expertise of such person, whose services were duly retained by or on behalf of the Corporation.

Term of Office as Director

According to the bylaws of the Corporation, the term of office of each director ends at the next annual meeting of shareholders following his or her election by the shareholders or his or her appointment by the Board. There is no limit as to the amount of time during which a director may sit on the Board, such that nothing prevents a director from seeking a new term of office.

The Board does not consider it appropriate or necessary to limit the number of terms a director may serve due to the time and effort necessary for each director to become familiar with the business of the Corporation. As an alternative to term limits, in addition to reviewing director performance on an annual basis, as part of assessing the composition of the Board, the Corporate Governance and Nominating Committee considers, among other things, the tenure of the existing directors and appropriate mix of tenures, as well as board succession planning. See also “Compensation Discussion and Analysis” and “Statement of Corporate Governance Practices – Assessments”.

Position Description

The Board of Directors established a written description of the roles of Non-Executive Chairman of the Board of Directors, the Chairman of the Audit Committee, the CEO, the Vice-President and Chief Financial Officer, the Vice-President, Finance, the Vice-President and Chief Operating Officer and the Vice-President, Operations. The Corporate Governance and Nominating Committee annually reviews the position descriptions. In addition, each committee has a charter that outlines both the duties of the committee and those of its chairman.

In general, the chairman of each Board sub-committee must assume leadership of the said committee and must ensure that the committee carries out its functions in an effective manner. Furthermore, the chairman of each sub-committee must preside over every meeting of his or her sub-committee, must ensure that the subcommittee has all documents necessary to make decisions, and must provide the Board of Directors with an appropriate synopsis of his or her sub-committee’s deliberations.

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Board Diversity

In 2014, amendments to Regulation 58-101 were adopted requiring new disclosure of the representation of women on the Board and in executive officer positions. Currently, one of the Corporation’s six directors is a woman, representing 16.67% of the Board and 25% of the independent directors. Two of the Corporation’s six executive officers (33%) are women, one of which has held senior positions with the Corporation for the past 16 years.

The Corporation believes that director nominations and executive officer appointment decisions should be based on merit and the needs of the Corporation at the particular time and within the particular context and is committed to selecting the best persons to fulfill these roles, with due regard for the benefits of diversity (including the level of representation of women). The Corporation believes that diversity (including the level of representation of women on the Board) is important to ensure that directors and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and manage the Corporation appropriately. The Corporation to date has sought to increase diversity at the Board level through the recruitment efforts of the Corporate Governance and Nominating Committee, without a written diversity policy in place. During the recent Director recruitment initiative, the Board directed its consultant to identify some women candidates and remains very receptive to further increasing the representation of women on the Board, as turnover occurs, however, all appointments will continue to be made on merit, in the context of the skills, experience, independence, knowledge and other qualities which the Board as a whole requires to be effective. With respect to executive officer appointments, the Corporation recruits, manages and promotes on the basis of an individual’s competence, qualification, experience and performance, also with due regard for the benefits of diversity (including the level of representation of women in executive officer positions).

Orientation and Continuing Education

The Corporation does not offer a formal orientation and education program for new directors. Each new director meets with the Chairman of the Board and the CEO of the Corporation to familiarize himself or herself with the Corporation’s activities. New directors also have the opportunity to familiarize themselves with the Corporation by speaking to other directors, by reading documents provided by the officers (policies, Code of Business Conduct and Ethics, reports, etc) and by visiting various mining sites.

During every quarterly Board of Directors meeting, directors are given a thorough presentation detailing the performance of the Corporation’s operations and mining sites over the 3 month period, during which they may ask questions or obtain additional details if he or she wishes. In addition, if appropriate or should the directors request it, a presentation may be given to the directors detailing the method by which the Corporation calculates its reserves and resources. Equally, when appropriate and judged necessary and useful by the Corporation, a director may take a course or enroll in training sessions pertinent to their role, and the Corporation will reimburse any reasonable costs associated with this training. It has also been the practice of the Corporation (when feasible) to have one of its Board meetings at one of the mine sites with the goal of enhancing director’s knowledge of the Corporation’s operations.

When considered necessary or advisable, the Chairman of the Board and the CEO will provide directors with information regarding topics of interest to the directors, such as fiduciary duties, continuous disclosure obligations and International Financial Reporting Standards.

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Ethical Business Conduct

The Board has a Code of Ethics for employees responsible for financial information, including the CEO, the Vice-President, Finance, the Vice-President and Chief Operating Officer and any other person performing functions that are connected to the objective of the Code of Ethics for Financial Reporting Individuals. The Code of Ethics for Financial Reporting Individuals, which is under the responsibility of the Audit Committee, is reviewed and reassessed annually and must be signed by all employees every year. A copy of such code may be obtained by making a request to the Corporate Secretary of the Corporation. The Board also has a Code of Business Conduct and Ethics for its directors, officers and employees. This Code was modified to insert a clause on exceptions and overrides. The Corporation similarly has a whistle blower policy under the terms of which employees can report an offence to the Code of Business Conduct and Ethics, or voice a concern relating to possible irregularities with regards to internal accounting, auditing or internal controls, by communicating by email, mail or telephone, confidentially with an appointed director. A memo was sent to all employees of the Corporation explaining this procedure. A memo was sent to inform employees of new coordinates of the new appointed director. Furthermore, no director may participate in any Board discussion regarding a matter in which he has a conflict of interest, and may not vote on any such matter. Copies of the Business Conduct and Ethics Code and the Code of Ethics for Financial Reporting Individuals are available on SEDAR at www.sedar.com.

Securities Trading Policy for Directors, Officers and Other Insiders

This policy was modified by the Board of Directors in order to reflect the new blackout period. Under the policy, insiders and employees are prohibited from trading during the period beginning two calendar weeks before the release of the Corporation’s quarterly financial results or four calendar weeks before the release of the Corporation’s annual financial results and ending with the close of the second trading day after the day of the public release of the results.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility for identifying new candidates for Board nomination. Comprised of all independent directors, the Corporate Governance and Nominating Committee makes recommendations to the Board regarding selection criteria for directors, and periodically reviews the criteria the Board has adopted, as the case may be.

When candidates are needed, the Corporate Governance and Nominating Committee looks for candidates with varied backgrounds, who can contribute to the overall performance of the Board, and who have demonstrated integrity, independence, experience and leadership in the past. Directors and members of senior management may recommend a candidate to the Corporate Governance and Nominating Committee if he or she believes that the individual possesses the required abilities to successfully perform the duties of a director. The Corporate Governance and Nominating Committee is responsible for conducting an interview with the candidate, from which it will form recommendations that will then be given to the Board of Directors.

Human Resources and Compensation Committee

The Board has a HRCC composed of Elaine Ellingham, Michael Pesner and Peter Barnes, all are independent directors. The HRCC meets at least once a year to make recommendations to the Board on the remuneration of Corporation’s employees, executive officers and directors. The HRCC takes into consideration the achievement of corporate objectives, operational and financial performance of the Corporation, as well as the responsibilities and workload of executive officers in formulating its recommendations and favors giving key personnel competitive compensation in order to keep them with the Corporation.

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Each member of the HRCC has been in a senior leadership position in various organizations, and in those capacities obtained direct experience relevant to executive compensation, and has the skills and experience that enable the HRCC to make decisions on the suitability of the Corporation’s compensation policies and practices.

Corporate Governance and Nominating Committee

The Board has a Corporate Governance and Nominating Committee, which meets at least once a year. The Corporate Governance and Nominating Committee is composed entirely of independent directors. The Committee is composed of Mr. René Marion, Chair of the Committee, Ms. Elaine Ellingham and Mr. Michael Pesner, all of whom are independent directors. The Corporate Governance and Nominating Committee’s mandate is to evaluate every aspect of the Corporation’s governance practices. In particular, the Corporate Governance and Nominating Committee examines the effectiveness of the Corporation’s governance practices at regular intervals, and reviews the role and the mandate of the Board and its committees.

Audit Committee

The Board has an Audit Committee and at year end it was composed of Michael Pesner, Chair of the Committee, René Marion and Elaine Ellingham, all of whom are independent directors. The information on the Audit Committee is presented in Part VIII of the Corporation’s Annual Information Form for the year ended December 31, 2015, a copy of which is available on SEDAR at www.sedar.com.

Technical & Corporate Responsibility Committee

On December 8, 2010, the Board of Directors created the Environmental, Health and Safety Committee, composed of a majority of independent directors. In early 2015, the Board agreed, in order to align with industry standards, the mandate of the Environmental, Health & Safety Committee be broadened to include Corporate Social Responsibility. A new terms of reference and respective charters were then developed and approved by the Board on March 10, 2015 and the Corporate Social Responsibility Committee was mandated. On November 2015, the Board of Directors approved that the terms of reference and respective charters be further broadened to include the technical aspects. The main purpose of the Technical & Corporate Responsibility Committee is to review, monitor and make recommendations to the Board of Directors in respect of the technical, health and safety, environmental, community, business conduct, risk management and human rights policies and activities of the Corporation in order to verify that such policies and activities reflect, and are in accordance with their respective Charters. Additionally, the Committee will assist the Board in carrying out its responsibilities with respect to overseeing the exploration and operating activities of the Corporation, including the construction, development and operation of the Island Gold Deeps Project (the “I.G. Operation”), from a technical, financial and scheduling perspective. The Committee is also responsible for Board oversight of production forecasts, budgets, life of mine plans, reserves and resources and Management’s proposed public disclosure of said technical nature. At year end, 2015, the Technical & Corporate Responsibility Committee was composed of Mr. René Marion, Chair of the Committee, Ms. Elaine Ellingham and Mr. Greg Chamandy.

Assessment

Annually, under the supervision of the Corporate Governance and Nominating Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board. As part of this process, each director completes a detailed questionnaire which requires them to assess the performance of the Board, which includes a self-evaluation and peer review. The questionnaire requires input on the role, responsibilities and effectiveness of the Board, its membership, the conduct of meetings, and any improvements that could be made to enhance its effectiveness. The results of the evaluations will be reviewed by an independent external lawyer, which will be reporting to the Corporate Governance and Nominating Committee, who reports to the full Board.

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13.	OTHER BUSINESS

Management of the Corporation is not aware of any amendments or changes to the matters identified in the Notice of Meeting, nor of any other matters that may be properly brought before the meeting, other than those identified in the Notice. However, if such amendments, changes, or other matters should be properly brought before the Meeting, the enclosed proxy form confers discretionary authority to the persons named therein to vote on these matters as they may deem advisable.

14.	ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR Web Site (www.sedar.com). Financial information concerning the Corporation is included in its annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2015. Shareholders who wish to obtain a copy of the consolidated financial statements, the MD&A or the Annual Information Form may do so without charge by contacting the Corporation as follows:

By Internet:	www.richmont-mines.com
By phone:	416-368-0291 ext. 105
By fax:	416-368-9423
By mail:	Investor Relations
c/o Anne Day
Richmont Mines Inc.
181 Bay Street, Suite 810
Brookfield Place
P.O. Box 856
Toronto, Ontario, M5J 2T3

15.	APPROVAL

The content and the distribution of this management information circular to the shareholders of the Corporation have been approved by the Board of Directors.

Dated this 1st day of April, 2016.

Mélissa Tardif
Corporate Secretary

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